UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meixin Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

552 Broadway, Suite 600
(No. and Street)

New York,	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Daniels — (516) 281-4242
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

BDG-CPA's
(Name - if individual, state last, first, middle name)

76 N Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Daniels, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Meixin Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robt Daniels
Signature

CCO
Title

Notary Public

JOSEPH B ABBATE
Notary Public - State of New York
NO. 01AB6269204
Qualified in Suffolk County
My Commission Expires 9.24.20

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEIXIN SECURITIES LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2019

MEIXIN SECURITIES LLC

CONTENTS

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Meixin Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meixin Securities LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the period from May 1, 2019 through December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Meixin Securities LLC as of December 31, 2019, and the results of its operations and its cash flows for the period from May 1, 2019 through December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Meixin Securities LLC's management. Our responsibility is to express an opinion on Meixin Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Meixin Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Contents has been subjected to audit procedures performed in conjunction with the audit of Meixin Securities LLC's financial statements. The supplemental information is the responsibility of Meixin Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Meixin Securities LLC's auditor since 2019.

BDG-CPAs, PC
Ridgewood, New Jersey
February 25, 2020

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

MEIXIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash	$	72,509
Prepaid expenses		323
TOTAL ASSETS	$	72,832

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	7,078
Due to related party		5,344
TOTAL LIABILITIES		12,422
MEMBER'S EQUITY		60,410
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	72,832

The accompanying notes are an integral part of these financial statements.

MEIXIN SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MAY 1, 2019 THROUGH DECEMBER 31, 2019

REVENUES	$ -
EXPENSES	
Professional fees	22,704
Facilities	4,500
Computer and internet	2,598
Office and related	2,065
Regulatory expenses	3,145
TOTAL EXPENSES	35,012
NET LOSS	$ (35,012)

The accompanying notes are an integral part of these financial statements.

MEIXIN SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM MAY 1, 2019 THROUGH DECEMBER 31, 2019

MEMBER'S EQUITY, MAY 1, 2019	$	95,422
Member's Contributions		-
Member's Withdrawals		-
Net loss		(35,012)
MEMBER'S EQUITY, DECEMBER 31, 2019	$	60,410

The accompanying notes are an integral part of these financial statements.

MEIXIN SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MAY 1, 2019 THROUGH DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(35,012)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		300
Accounts payable and accrued expenses		6,790
Due to related party		5,344
NET CASH USED IN OPERATING ACTIVITIES		(22,578)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
NET CHANGE IN CASH		(22,578)
CASH, BEGINNING OF PERIOD		95,087
CASH, END OF PERIOD	$	72,509

Supplemental cash flows disclosures:		
Income tax payments	$	-
Interest payments	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Meixin Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2017, under the laws of the State of Delaware, and commenced operations on May 1, 2019.

The Company is a single member LLC, wholly owned by Meixin Inc. (the "Sole Member"). The Company was formed to provide private placement of securities to institutional clients and high net worth individuals. The Company operates out of one office in New York City, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenues are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, and collectability is reasonably assured, which is typically at the closing of the transaction.

Income Taxes

The Company is a limited liability company and is treated as a sole proprietorship for income tax purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the Managing Member.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $60,087, which exceeded its requirement by $55,087. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2019, this ratio was 0.21 to 1.

Note 4 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with Meixin Group, Inc., a related party under common ownership. The Agreement covers facilities, personnel and administrative expenses. Direct expenses of the Company are outside the scope of the Agreement and are paid directly by the Company.

During the period from May 1, 2019 through December 31, 2019, the Company recorded $1,038 of expenses under the Agreement.

As a result of the Agreement, the Company owed $5,344 to the related party at December 31, 2019.

Note 5 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 6 - Recent Accounting Pronouncements

On May 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842).* ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for Meixin Securities LLC for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. The adoption of this standard has had no impact on the Company's financial position and results of operations.

Note 7 - Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the seven months then ended.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2019 through the date of these financial statements, which is the date that the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

MEIXIN SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	60,410
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		323
NET CAPITAL		60,087
Less: Minimum net capital requirements at 12.5% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	55,087
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	12,422
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.21 to 1

As of December 31, 2019, there are no material differences between the audited computation of net capital and the Company's computation of net capital.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company’s activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member
of Meixin Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Meixin Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Meixin Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Meixin Securities LLC stated that Meixin Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Meixin Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meixin Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 25, 2020

Exemption Report
December 31, 2019

Meixin Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2019 through December 31, 2019, without exception.

I, Robert Daniels, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Robert Daniels

TITLE Chief Compliance Officer